October 7, 2024

Christopher Nossokoff
Vice President - Finance
The LGL Group, Inc.
2525 Shader Rd.
Orlando, FL 32804

       Re: The LGL Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-00106
Dear Christopher Nossokoff:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing